February 8, 2023

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Attention:  Daniel Duchovny

Re:   Ritchie Bros. Auctioneers Incorporated
Amendment No. 1 to Registration Statement on Form S-4
Filed February 1, 2023
File No. 333-268787

Ladies and Gentlemen:

This letter is submitted on behalf of Ritchie Bros. Auctioneers Incorporated (the “Company” or “RBA”) in response to the comments of the Staff of the Division of Corporation Finance, Office of Mergers and Acquisitions, of the Securities and Exchange Commission as set forth in your letter to Lisa R. Haddad of Goodwin Procter LLP, dated February 8, 2023 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on February 1, 2023.  For reference purposes, the text of the Comment Letter has been reproduced herein with the Company’s response below the applicable comment.

Registration Statement on Form S-4

Background of the Mergers, page 67

1.
We note that you first disclose information about the transaction with Starboard on December 14, 2022 and that until January 22, 2023 there is no description of any discussions or negotiations with Starboard or any description of the board or management being involved in any such negotiations. Please provide additional information about the negotiations with Starboard and the board and management’s actions in that respect.

Response:  The Company advises the Staff that it has added disclosure on pages 85 through 92 of Amendment No. 2 to the Registration Statement in response to the Staff’s comment.

RBA’s Reasons for the Mergers and Recommendation of the RBA Board, page 91

2.
Please revise your disclosure to describe what, if any, consideration the RBA board gave to Starboard’s investment and the appointment of a Starboard representative to the RBA board in determining that the merger, RBA share issuance and other related transactions were in the best interests of RBA and its shareholders and resolved to recommend that RBA shareholders approve the RBA share issuance at the RBA special meeting.

Response:  The Company advises the Staff that it has added disclosure on page 94 of Amendment No. 2 to the Registration Statement in response to the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
February 8, 2023

3.
On a related note, please disclose whether the RBA board requested that Goldman Sachs or Guggenheim Securities include the Starboard transaction in their analyses to determine whether the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the merger agreement was fair from a financial point of view to RBA.

Response:  The opinion letters of each of Goldman Sachs and Guggenheim Securities, which are included as Annex D and Annex E to the joint proxy statement/prospectus, respectively, as well as the descriptions of such opinion letters on pages 102 and 107 of the Registration Statement, respectively, expressly specify that such letters do not express any opinion on the securities purchase agreement entered into by affiliates of Starboard with RBA and the transactions contemplated thereby.  At the direction of the management of RBA, however, each of Goldman Sachs and Guggenheim Securities, in its respective illustrative discounted cash flow analysis of RBA pro forma for the merger (and Goldman Sachs in its illustrative present value of future share price analysis of RBA pro forma for the merger) performed in connection with rendering such opinion letters did consider and take into account the effects of the Starboard investment on those analyses.  The incorporation of these effects of the Starboard investment into the data that the RBA board directed Goldman Sachs and Guggenheim Securities to use in their analyses of RBA pro forma for the merger is disclosed in the summaries of these analyses under “Opinions of RBA’s Financial Advisors.”

If you should have any questions regarding the above, please contact Ms. Haddad at (617) 570-8311.

Sincerely,

Ritchie Bros. Auctioneers Incorporated

By:	/s/ Darren Watt
Darren Watt
General Counsel & Corporate Secretary

cc:   Lisa R. Haddad, Goodwin Procter LLP